Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2015 RESULTS; STRONG OPERATIONAL PERFORMANCE CONTINUES; VAULT EXTENSION AND GOLDEX DEEP 1 APPROVED FOR PRODUCTION; AMARUQ DRILLING INFILLS AND EXPANDS SCOPE OF MINERALIZATION

Toronto (July 29, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $10.1 million, or net income of $0.05 per share for the second quarter of 2015.  This result includes non-recurring losses of $12.9 million ($0.06 per share), unrealized gains on financial instruments of $9.4 million ($0.04 per share), non-cash foreign currency translation losses of $4.8 million ($0.02 per share), non-cash stock option expense of $4.1 million ($0.02 per share), a non-cash foreign currency translation gain on deferred tax liabilities of $3.2 million ($0.01 per share) and various mark-to-market and other adjustment gains of $0.8 million ($0.01 per share).  Excluding these items would result in adjusted net income of $18.5 million or adjusted net income of $0.09 per share for the second quarter of 2015.  In the second quarter of 2014, the Company reported net income of $22.2 million or net income of $0.12 per share.

For the first six months of 2015, the Company reported net income of $38.8 million, or $0.18 per share.  This compares with the first six months of 2014 when net income was $119.3 million, or $0.66 per share.  Financial results in the 2015 period were negatively impacted by lower gold prices (approximately 8% lower) and lower by-product metals revenues.

Second quarter 2015 cash provided by operating activities was $188.3 million ($152.8 million before changes in non-cash components of working capital).  This compares to cash provided by operating activities of $182.7 million in the second quarter of 2014 ($136.5 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in working capital during the current period was mainly due to an increase of 24% in gold production.

For the first six months of 2015, cash provided by operating activities was $331.8 million ($329.6 million before changes in non-cash components of working capital), as compared with the first half of 2014 when cash provided by operating activities was $433.1 million

($343.6 million before changes in non-cash components of working capital).  The decrease in cash provided by operating activities before changes in working capital during the period was mainly due to a decrease of 8% in gold prices compared to the 2014 period, which more than offset a 17% increase in gold production.

“With continued strong operating performance, favourable local currency foreign exchange rates, and near-term opportunities to increase production at several of our mines, we remain well-positioned to manage the current price volatility in the gold market”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “In these challenging times, we will continue to focus on reducing costs and we will remain measured in our approach to managing and growing our business”, added Mr. Boyd.

Second Quarter 2015 highlights include:

•                  Quarterly gold production — Payable gold production1 in Q2 2015 was 403,678 ounces of gold at total cash costs2 per ounce on a by-product basis of $601 and all-in sustaining costs3 (“AISC”) on a by-product basis of $864 per ounce

•                  Second consecutive record quarter of precious metal production from Mexican operations - In the second quarter of 2015, payable gold and silver production from Mexican operations was 92,056 ounces and 685,869 ounces,

1  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

2  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures below.  Total cash costs per ounce of gold produced is calculated on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  See “Note Regarding Certain Measures of Performance”.  For information about the Company’s total cash costs per ounce on a co-product basis please see “Reconciliation of Non-GAAP Performance Measures”.

3 All-in-sustaining costs is a non-GAAP measure and is used to show the full cost of gold production from current operations.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to All-In Sustaining Costs” below.  The Company calculates All-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense) and reclamation expenses divided by the amount of gold produced.  Reference to all-in sustaining costs per ounce of gold produced in this news release is calculated on a by-product basis as described above.  All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs.  See “Note Regarding Certain Measures of Performance”.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

respectively.  Total cash costs per ounce of gold on a by-product basis averaged $394

•                  2015 production guidance maintained and cost forecasts reduced — Expected gold production for 2015 is maintained at approximately 1.6 million ounces with total cash costs on a by-product basis of $600 to $620 per ounce (previously $610 to $630) and AISC of approximately $870 to $890 per ounce (previously $880 to $900)

•                  Vault Extension and Goldex Deep 1 approved for mining; 2015 capital for both projects increased by a total of approximately $36 million — The Vault extension is expected to reduce the potential production gap between the end of production at Meadowbank and the start of production at Amaruq (not yet approved for construction) by approximately one year.  Goldex Deep 1 adds approximately seven years of production at approximately 100,000 ounces of gold per year

•                  Drilling at Amaruq’s Whale Tail deposit confirms grades and thicknesses; mineralization extended to depth — Highlights include: 13.2 grams per tonne (“g/t”) gold over 14.3 metres at 133 metres depth, and 13.9 g/t gold over 11.0 metres at 194 metres depth.  The deepest intercept to date on the property yielded 8.8 g/t gold over 6.0 metres at 568 metres depth, almost 200 metres deeper than previous intercepts

•                  Continued focus on debt reduction — In Q2 2015, $25 million was repaid under the Company’s credit facility, C$20 million (reflecting the Company’s 50% interest) was repaid under the Canadian Malartic General Partnership (the “Partnership”) secured loan facility, and the Canadian Malartic senior unsecured convertible debentures (C$37.5 million, reflecting the Company’s 50% interest) were fully converted by the holders.  As a result, the Company’s indebtedness was reduced by approximately $70 million

•                  A quarterly dividend of $0.08 per share was declared

Second Quarter Financial and Production Highlights

In the second quarter of 2015, strong operational performance continued at the Company’s mines.

Payable gold production in the second quarter of 2015 was 403,678 ounces compared to 326,059 ounces in the second quarter of 2014.  The higher level of production in the 2015 period was primarily due to the inclusion of a full quarter of production from Canadian Malartic, increased throughput levels at Goldex, increased mill capacity at Kittila, higher grades at LaRonde and Pinos Altos and increased heap leach stacking at La India and Creston Mascota.  A detailed description of the production and cost performance of each mine is set out below.

Total cash costs per ounce on a by-product basis for the second quarter of 2015 were lower at $601 versus $631 per ounce for the second quarter 2014.  The reduction in total cash costs per ounce on a by-product basis in the second quarter of 2015 was a result of higher silver production, higher gold production at most of the Company’s mines and weaker local currencies compared to the second quarter of 2014.

In the second quarter of 2015 the value of the Canadian dollar, Euro and Mexican Peso were 1%, 2%, and 17% lower, respectively than the Company’s 2015 currency price assumptions (see February 11, 2015 news release).

Payable gold production for the first half of 2015 was 807,888 ounces, compared to payable gold production of 692,480 ounces in the comparable 2014 period (which included only 11,878 ounces from Canadian Malartic for production from June 16 to June 30, 2014).

For the first half of 2015, total cash costs on a by-product basis were $595 per ounce.  This compares with $582 per ounce on a by-product basis in the first half of 2014.  The higher costs in the 2015 period are due to the increased costs at Meadowbank when compared to the 2014 period.  In 2014, Meadowbank had record production and lower costs as a result of processing higher grade ore from the Goose and reserve grade ore from the Portage deposits.

AISC for the second quarter of 2015 was lower at $864 versus $1,003 per ounce for the second quarter 2014. The lower AISC is primarily due to higher production, lower than forecast total cash costs per ounce on a by-product basis, lower G&A expenditures and timing of capital expenditures.

For the first half of 2015, AISC was $835 versus $890 per ounce for the 2014 period.  The lower AISC in the 2015 period are due to the same reasons set out above.

Cash Position Remains Strong; Debt Levels Reduced; and Capex Increased to Fund Near-term Production Opportunities

Cash and cash equivalents and short term investments increased to $183.9 million at June 30, 2015, from the March 31, 2015 balance of $172.1 million.

The outstanding balance on the Company’s $1.2 billion credit facility was reduced from $400 million at March 31, 2015 to $375 million at June 30, 2015.  This results in available credit lines of approximately $825 million, as well as the $300 million accordion feature.

As of June 30, 2015, C$20 million (reflecting the Company’s 50% interest) was repaid under the Canadian Malartic General Partnership secured loan facility.  Also, the Canadian Malartic convertible debentures with principal outstanding of C$37.5 million (reflecting the Company’s 50% interest), assumed with the joint acquisition of Osisko Mining Corporation (“Osisko”) on June 16, 2014, was fully converted by the holders.

Total capital expenditures made by the Company in the second quarter of 2015 were $111.5 million, including $18.9 million at LaRonde, $18.2 million at Meadowbank, $17.2 million at Pinos Altos, $13.9 million at Kittila, $12.0 million at Goldex, $11.4 million at Meliadine, $10.7 million at Canadian Malartic (50% basis), $6.2 million at La India, $1.7 million at Lapa and $0.2 million at Creston Mascota.

Total capital expenditures for the first six months of 2015 were $194.4 million including $35.5 million at LaRonde, $29.3 million at Pinos Altos, $27.7 million at Meadowbank, $24.3 million at Kittila, $21.9 million at Goldex, $21.4 million at Canadian Malartic (50% basis), $19.8 million at Meliadine, $8.5 million at La India, $4.4 million at Lapa and $0.5 million at Creston Mascota.

Total sustaining capital expenditures made by the Company in the second quarter were $81.9 million, including $18.9 million at LaRonde, $18.2 million at Meadowbank, $11.1 million at Kittila, $10.6 million at Canadian Malartic (50% basis), $10.3 million at Pinos Altos, $6.2 million at La India, $4.7 million at Goldex, $1.7 million at Lapa, and $0.2 million at Creston Mascota.

Total sustaining capital expenditures for the first six months of 2015 were $142.8 million including $35.5 million at LaRonde, $27.7 million at Meadowbank, $20.1 million at Kittila, $19.8 million at Canadian Malartic (50% basis), $17.3 million at Pinos Altos, $9.0 million at Goldex, $8.5 million at La India, $4.4 million at Lapa, and $0.5 million at Creston Mascota.

For 2015, capital expenditures are expected to total approximately $539 million, representing a $58 million increase from the previously announced figure.  The increase is primarily due to additional expenditures for the development of Goldex Deep 1, the Vault pit extension, expansion of the existing Meliadine surface and underground infrastructure, and the sealift of additional equipment for the 2016 Meliadine work program.

Based on the exploration success in the first six months of the year, the 2015 expensed exploration budget has been increased by approximately $20 million to $114 million.  The additional expenditure includes a phase two exploration program at the Amaruq project; an initial exploration program at the Barsele project in Sweden; a slight increase in exploration spending at the Pandora property and the Odyssey deposits; and additional drilling on the new parallel zone at Kittila.  Expenditures at Amaruq and El Barqueno could potentially increase further, based on exploration results.

Revised 2015 Guidance — Production Maintained, Costs Lowered, Depreciation Increased

Production guidance for 2015 is maintained at approximately 1.6 million ounces of gold with total cash costs on a by-product basis of $600 to $620 per ounce (previously $610 to $630) and AISC of approximately $870 to $890 per ounce (previously $880 to $900).

The Company expects depreciation and amortization expense to be in the range of $575 to $600 million.  Previous guidance was $550 to $575 million.  The increase is primarily due to the finalization of the purchase price allocation associated with the Canadian Malartic acquisition.

Second Quarter 2015 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, July 30, 2015 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-260-0113 or Toll-free 1-800-524-8950.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 6325908. The conference call replay will expire on August 30, 2015.

The webcast, along with presentation slides, will be archived for 180 days on www.agnicoeagle.com.

NORTHERN BUSINESS OPERATING REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Gold Production Steadily Increasing, Commissioning of Coarse Ore Conveyor on Track for Late Q3 2015

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 6,242 tonnes per day (“tpd”) in the second quarter of 2015, compared with an average of 6,197 tpd in the corresponding period of 2014.  Minesite costs per tonne4 were approximately C$99 in the second quarter of 2015, higher than the C$96 per tonne experienced in the second quarter of 2014.  The increased costs in the 2015 period were primarily due to higher underground development, mill maintenance and site administration costs compared to the prior-year period.

For the first six months of 2015, the LaRonde mill processed an average of 6,223 tpd, compared to 6,194 tpd in the first six months of 2014.  Minesite costs per tonne were approximately C$101, compared to C$96 per tonne in the first six months of 2014.  Costs were higher due to the reasons described above in spite of the higher throughput.

LaRonde’s total cash costs per ounce on a by-product basis were $613 in the second quarter of 2015 on payable production of 64,007 ounces of gold.  This compares with the second quarter of 2014 when total cash costs per ounce on a by-product basis were $732 on production of 48,494 ounces of gold.  Costs in the 2015 period were positively impacted by higher gold grades and favourable foreign exchange rates.

In the first six months of 2015, LaRonde produced 122,900 ounces of gold at total cash costs per ounce of $656 on a by-product basis.  This is in contrast with the first six months of 2014 when the mine produced 107,846 ounces of gold at total cash costs per ounce of $645 on a by-product basis.  Production in the 2015 period was positively impacted by higher grades.  Costs were lower in the 2014 period due to higher by-product production and revenues.

During the quarter, work continued on the installation of the coarse ore conveyor system that will extend from the 293 level to the crusher on the 280 level.  Installation of the new

4  Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine” below.  See also “Note Regarding Certain Measures of Performance”.

conveyor and the connection of an internal ramp at the 281 level are expected to be completed by the end of the third quarter of 2015.  These two infrastructure components should help to improve mining flexibility and reduce congestion in the deeper portions of the mine.

Studies are continuing to assess the potential to extend the mineral reserve base and carry out mining activities between the 311 and 371 levels at LaRonde.  At present, the mineral reserve base extends to the 311 level, which is 3.1 kilometres below the surface.  In 2014, conversion drilling added approximately 444,000 ounces of gold (2.6 million tonnes at 5.33 g/t gold) to the indicated mineral resources between the 311 and 341 levels.

Drilling is ongoing to further expand the known mineral resource between the 311 and 341 levels.  Additional holes are also being drilled to evaluate the extent of the mineralization down to the 371 level (a depth of 3.7 km below the surface).

Canadian Malartic Mine — Mining Productivity Improves, North Zone Mining Rate Increases in Q2 2015

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko and created the Canadian Malartic General Partnership (the “Partnership”) that owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.

During the second quarter of 2015, the Canadian Malartic mill processed an average of 50,705 tpd (on a 100% basis).  This period included a five day planned shutdown for maintenance to the crushing and grinding circuit, and two days of unplanned maintenance on the conveying system, which reduced mill availability. Comparisons with the 2014 period are not relevant given that the Partnership only took control of the operations on June 16, 2014.  Minesite costs per tonne were approximately C$20 (C$23 including royalties), which was in line with guidance.  The average stripping ratio in the second quarter of 2015 was 2.64 to 1.0.

For the first six months of 2015, the Canadian Malartic mill processed an average of 51,343 tpd.  Minesite costs per tonne were approximately C$20 (C$23 including royalties).

For the second quarter of 2015, Agnico Eagle’s share of production at the Canadian Malartic mine was 68,441 ounces of gold at total cash costs per ounce of $609 on a by-product basis.

In the first six months of 2015, Agnico Eagle’s share of production at the Canadian Malartic mine was 136,334 ounces of gold at total cash costs per ounce of $621 on a by-product basis.

Since acquiring the mine in June 2014, the Partnership has been working on several initiatives to optimize the operations.  Current opportunities include:

•                  Improving SAG mill liners in an attempt to reduce the number of planned shutdowns to three per year (currently four per year)

•                  Increasing gyratory crusher availability by redirecting ore containing scrap steel to a separate crusher

•                  Maintaining mining throughput levels at two million tonnes per month in the North zone (which contains higher grades)

•                  Waste rock backfilling of the Gouldie pit, to reduce haulage distances and noise

In the first quarter of 2015, the Partnership reported that discussions were ongoing with permitting authorities regarding pre-crushing activities at Canadian Malartic.  In the second quarter of 2015, discussions about improving the efficiency and environmental performance of the existing mobile crusher took place with the Quebec Ministry of Sustainable Development, Environment, Wildlife and Parks.  The Ministry is reviewing this concept and an application for a Certificate of Authorization is being prepared for possible submission later this year.  At this point, milling levels are expected to be approximately 53,000 tpd through 2016.  For the full year 2015, Agnico Eagle’s estimated share of gold production from Canadian Malartic remains unchanged at 280,000 ounces.

Permitting activities for the Barnat Extension and deviation of Highway 117 are continuing.  An Environmental Impact Assessment (“EIA”) was submitted in February 2015, and questions were received from permitting authorities in April and May 2015.  Answers to the first round of questions are expected to be submitted by the end of August 2015.  The process remains on schedule for receipt of the necessary permits in November 2016.

In March 2015, the Partnership increased its interest in the Malartic CHL property to 100% by acquiring the remaining 30% interest from Abitibi Royalties Inc. (RZZ:TSX-V).  The Malartic CHL property adjoins the Canadian Malartic mine to the east and hosts part of the Odyssey North discovery.  Drilling continues on the Odyssey North and Odyssey South zones with data currently being compiled and interpreted.

Exploration Update on Pandora and Kirkland Lake Projects

Canadian Malartic Corporation, a company in which each of Agnico Eagle and Yamana has an indirect 50% interest, is exploring, among other things, a portfolio of properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

At the Upper Beaver property in Kirkland Lake, a mineral resource update is underway and the Partnership will decide the best alternative to develop the property.

At Pandora, underground development on the 101-W exploration drift from the adjacent Lapa mine commenced in February 2015 and approximately 285 metres of drifting was completed during the second quarter of 2015.  Approximately 433 metres of development has been completed year to date, and for the full year, approximately 940 metres of development is planned.

In mid-June 2015, exploration drilling resumed from the 101-W drift and approximately 7,400 metres of underground drilling is planned in 2015 to test for extensions to the Branch zone and C zone on the Pandora property.

Lapa — Zulapa Z7 Zone Continues to Yield Higher Grades and Recoveries

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,387 tpd in the second quarter of 2015.  This compares with an average of 1,789 tpd in the second quarter of 2014.  Throughput in the 2015 period was lower because of downtime related to the discovery of fatigue cracks in the feed head of the Lapa ball mill.  This component is being repaired and ore is currently being processed through the old LaRonde copper regrind circuit.  As a result, throughput levels are expected to be lower than normal through at least the middle of the third quarter of 2015.  Excess ore is currently being stockpiled and there is sufficient mill capacity that should allow the Company to meet its annual throughput rate (tonnes and ounces) over the balance of 2015.

Minesite costs per tonne were C$126 in the second quarter of 2015, compared to the C$105 in the second quarter of 2014.  Costs in the 2015 period were higher due to lower throughput compared to the same period in 2014.

For the first six months of 2015, the Lapa mill processed an average of 1,538 tpd, compared to 1,769 tpd in the first six months of 2014.  Minesite costs per tonne were approximately C$122, above the C$107 per tonne in the first six months of 2014 due to reasons explained above.

Payable production in the second quarter of 2015 was 19,450 ounces of gold at total cash costs per ounce on a by-product basis of $678.  This compares with the second quarter of 2014, when production was 18,821 ounces of gold at total cash costs per ounce on a by-product basis of $832.  In the 2015 period, production was higher and costs were lower due to higher gold grades, better recoveries and favourable foreign exchange rates.

In the first six months of 2015, Lapa produced 45,370 ounces of gold at total cash costs per ounce of $615 on a by-product basis.  This compares to the first six months of 2014 when the mine produced 42,230 ounces of gold at total cash costs per ounce of $738 on a by-product basis.  The higher production and lower costs in the 2015 period are due to the reasons outlined above.

At Lapa, 2015 is the last full year of production based on the current life of mine plan.  In 2016, production is expected to exhibit a decline from the current level.  Additional exploration drilling is ongoing in the Zulapa Z7 zone at depth and, if successful, could extend Lapa’s mine life.

Goldex — Deep 1 Project Approved for Mining; Production Expected to Extend Through 2024

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original orebody, the Goldex Extension Zone (“GEZ”) were suspended in October 2011 (see October 19, 2011 news release). In July 2012, the M and E satellite zones were approved for development.  Mining operations resumed on the M and E satellite zones in September 2013.  Mining operations at GEZ remain suspended.

The Goldex mill processed an average of 6,640 tpd in the second quarter of 2015.  This compares with an average of 5,692 tpd in the second quarter of 2014. The higher throughput in the 2015 period was due to more mature mining fronts and productivity improvements compared to the 2014 period.

Minesite costs per tonne were approximately C$34 in the second quarter of 2015, which was essentially unchanged from the C$34 per tonne experienced in the second quarter of 2014.

For the first six months of 2015, the Goldex mill processed an average of 6,468 tpd, compared to 5,544 tpd in the first six months of 2014.  Minesite costs per tonne were approximately C$34, the same as the first six months of 2014.

Payable gold production in the second quarter of 2015 was 26,462 ounces of gold at total cash costs per ounce on a by-product basis of $633.  This compares with the second quarter of 2014, when production was 23,929 ounces of gold at total cash costs per ounce on a by-product basis of $670.  The decrease in total cash costs in the 2015 period was largely a result of increased production due to higher tonnage and favourable foreign exchange rates compared to the 2014 period.

In the first six months of 2015, Goldex produced 55,712 ounces of gold at total cash costs per ounce of $585 on a by-product basis.  This compares to the first six months of 2014 when the mine produced 43,359 ounces of gold at total cash costs per ounce of $711 on a by-product basis.  The higher production and lower costs in the 2015 period are due to the same reasons as outlined above.

Following the completion of a positive internal technical study, the Goldex Deep 1 Project was approved for production by Agnico Eagle’s Board of Directors.

The study focused on mining the lower part of the Dx zone and the top of D zone (see Goldex composite longitudinal section below) from a depth of 850 metres to 1,200 metres (Level 120).  The Company plans to undertake development from the current Goldex infrastructure, with existing equipment and personnel.  The planned mining method is long-hole stoping with cemented paste backfill, which is the same method currently used at Goldex.

Mineralogy in the D and Dx zones is very similar to what is currently being mined in M, M2, M5, E and E2 zones.  Metallurgical testing of both the D and Dx zones has indicated that recoveries for the Deep 1 project are expected to be approximately 91.5%, which is in line with current recoveries at Goldex.  No changes to the processing plant are anticipated.  Tailings deposition at the Manitou site is expected to continue, as the site has ample capacity.

The mining rate for Deep 1 is expected to be approximately 6,000 tpd, which would allow for the potential processing of up to 2,000 tpd of ore from other sources such as the Akasaba West Project.  The average grade milled is expected to be approximately 1.69 g/t gold and the minesite costs per tonne are estimated to be approximately C$35 to C$40.

Gold production is expected to average in excess of 100,000 oz per year from 2018 through 2024 at an average total cash cost per ounce on a by-product basis of between $610 and $630.  Development capital is forecast to be approximately $135 to $140 million, and sustaining capital is estimated at approximately $60 to $70 million per year.  The development capital includes the cost of the installation of an automated conveyor system.

The Dx zone contains approximately 51,000 ounces of gold in indicated mineral resources (0.7 million tonnes at 2.12 g/t gold) and approximately 172,000 ounces of gold in inferred mineral resources (3.7 million tonnes at 1.46 g/t gold).  The D zone contains approximately 727,000 ounces of gold in indicated mineral resources (10.2 million tonnes at 2.21 g/t gold) and approximately 709,000 ounces of gold in inferred mineral resources (12.9 million tonnes at 1.70 g/t gold).  Additional details on the Goldex resources are presented in the table below:

	Gold	Gold (oz)	Tonnes
Category	(g/t)	(x000)	(x000)

Measured Resources (Underground)
GEZ	1.86	739	12,360
Total Measured Resources	1.86	739	12,360
Indicated Resources (Underground)

GEZ	1.60	401	7,807
Dx zone	2.12	51	744
D zone	2.21	727	10,228
Other zones*	2.09	176	2,630
Total Indicated Resources	1.97	1,356	21,409
Measured and Indicated Resources	1.93	2,095	33,769
Inferred Resources (Underground)

GEZ	1.80	146	2,529
Dx zone	1.46	172	3,667
D zone	1.70	709	12,943
Other zones*	1.58	513	10,102
Total Inferred Resources	1.64	1,540	29,241

* “Other zones” includes M, E, P, S and South zones

The internal technical study was carried out using a gold price assumption of $1,200 per ounce and an US$/C$ exchange rate of 1.20.

[Goldex composite longitudinal section]

The advancement of the Deep 1 project at Goldex also unlocks significant upside potential through:

•                  Potential for additional mineral resource conversion in Deep 1

•                  Potential for mining at Deep 2 (below Level 120)

•                  Potential to develop the South Zone (a narrow high-grade zone accessible via Deep 1 infrastructure)

•                  Potential development of the Akasaba West deposit

An Environmental Impact Assessment (“EIA”) on the Akasaba West deposit is expected to be submitted later in the third quarter of 2015, which will allow the environmental review process to commence.  The Company anticipates the EIA approval in the fall of 2017.

Based on an internal technical study, the Akasaba West deposit has the potential to produce approximately 20,000 to 25,000 ounces of gold and 8.5 to 10.0 million pounds of copper per year for four to five years.  The average total cash costs per ounce on a by-product basis is estimated to be approximately $400.  Capital costs (including closure costs) are estimated at approximately C$50 million.

At Goldex, 2015 capital spending guidance has been increased by $9 million.  The higher planned capital expenditure is due to:

•                  Use of a contractor to complete the near surface ramp access to the M3 and M4 zones

•                  Acceleration of the Deep 1 underground development program

•                  Accelerated mineral resource conversion drilling at Deep 1

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe, and hosts the Company’s largest mineral reserve base.  Exploration activities continue to expand the mineral resource base and studies are underway to evaluate the potential to cost-effectively increase production.

Kittila — Gold Production Increases, Unit Costs Decline, Drilling Encounters New Parallel Zone in Close Proximity to Main Rimpi Ramp

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 4,170 tpd in the second quarter of 2015 compared to the 2,720 tpd in the second quarter of 2014. The higher throughput in the 2015 period is a result of the mill expansion completed in the fourth quarter of 2014.

Minesite costs per tonne at Kittila were approximately €75 in the second quarter of 2015, compared to €81 in the second quarter of 2014.  Costs decreased in the second quarter of 2015 due to the increased throughput when compared with the 2014 period.

For the first six months of 2015, the Kittila mill processed an average of 4,004 tpd, compared to 3,065 tpd in the first six months of 2014.  Minesite costs per tonne were approximately €76 in the first six months of 2015, the same as the €76 per tonne in the comparable 2014 period.

Since the expansion, the mill has shown potential to operate in excess of 4,000 tpd and efforts are ongoing to optimize throughput and recovery rates; in conjunction, the Company is also working to optimize underground mining rates and evaluate the potential to develop new mining areas.  Unit costs are expected to improve once steady state operations are achieved.

Second quarter 2015 payable gold production at Kittila was 41,986 ounces with a total cash costs per ounce on a by-product basis of $776.  In the second quarter of 2014, the mine produced 31,830 ounces at total cash costs per ounce on a by-product basis of $862.  The higher production in the 2015 period is a result of the increased mill capacity compared to the 2014 period.  Costs decreased in the second quarter of 2015 primarily due to increased production, lower energy costs and a favourable foreign exchange rate.

In the first six months of 2015, Kittila produced 86,640 ounces of gold at a total cash cost per ounce of $727 on a by-product basis.  This is in contrast to the first six months of 2014, when the mine produced 70,382 ounces of gold at total cash costs per ounce of $825 on a by-product basis.  The lower cash costs in 2015 are mainly due to reasons described above.

Previous drilling from the surface at Kittila has outlined a significant zone of mineralization at Rimpi with potentially wider widths and better grades than those currently being mined.  The main underground ramp at Kittila is being extended to reach the Rimpi Zone and a new surface ramp is also being developed to access the shallower portions of the Rimpi deposit.  The surface ramp had advanced 715 metres to 119 metres depth by the end of June.

In April, the Company announced that drilling had encountered a new parallel lens of mineralization approximately 1.3 kilometres below surface and 150 metres east of the main Kittila ore zone, within the sheared and altered structure that hosts the known Kittila deposits (see April 30, 2015 press release).  A recent hole in this area (ROU15-603) yielded 5.2 g/t gold (uncapped) over 13.3 metres (estimated true width) at approximately 975 metres below surface.  Further details on this intercept and the drill hole coordinates are set out in the tables below.

This latest intersection is located approximately 150 metres below the main exploration ramp being driven towards Rimpi and opens up the possibility that the up-dip extension of the new mineralized zone may be present at a similar elevation east of the ramp.  This new lens could provide additional tonnage should further drilling confirm the continuity of the mineralization. Additional drilling is underway, and a second underground deep drill rig is expected to start operating in the fourth quarter 2015 to test for extensions of the new parallel zone.

Recent exploration drill results from the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
ROU15-603	new parallel lens	323	338	977	13.3	5.2

Kittila mine exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
ROU15-603	7538600	2558637	-572	088	-36	432

* Finnish Coordinate System KKJ Zone 2

At the Kuotko deposit, located approximately 15 kilometres north of Kittila, drilling is ongoing to infill and expand the existing approximately 170,000 ounce inferred resource (1.8 million tonnes at 2.9 g/t gold).  Metallurgical testing is underway, and on completion of the drilling, studies will be carried out to assess the viability of mining the deposit as an open pit.  If the studies are positive, permit applications would then be expected to be submitted by the end of 2015.

Barsele Project — Joint Venture Transaction Completed Late Q2 2015

On June 11, 2015, Agnico Eagle acquired a 55% interest in Orex Minerals Inc’s (REX: TSX-V) Barsele project in Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.

The Barsele property is known to contain intrusive-hosted gold mineralization and gold-rich volcanogenic massive sulphide mineralization.  In 2015, the Company plans to spend approximately $3.25 million on exploration to further evaluate the mineral potential of the property.

NUNAVUT REGION

With the Company’s largest producing mine (Meadowbank) and two significant development assets and exploration projects (Meliadine and Amaruq) located in Nunavut, Agnico Eagle has the potential to build an operating platform that could have the ability to generate strong production and cash flows over several decades.

Meadowbank — Mine Life Extended as Vault Pit Extension Approved

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 11,199 tpd in the second quarter of 2015, compared to the 11,549 tpd achieved in the second quarter of 2014.  Year-over-

year mill throughput levels were lower due to a higher percentage of Vault ore processed which has a higher hardness factor.

Minesite costs per tonne were approximately C$74 in the second quarter of 2015.  These costs were higher than the C$70 per tonne in the second quarter of 2014.  The higher costs per tonne were primarily due to lower throughput compared to the respective 2014 period.

For the first six months of 2015, the Meadowbank mill processed an average of 11,103 tpd, compared to 11,299 tpd in the first six months of 2014.  Minesite costs per tonne were approximately C$73 in the first six months of 2015, which was the same as the C$73 per tonne in the comparable 2014 period.

Payable production in the second quarter of 2015 was 91,276 ounces of gold at total cash costs per ounce on a by-product basis of $688.  This compares with the second quarter of 2014 when 118,161 ounces were produced at total cash costs per ounce on a by-product basis of $563.  The lower production and higher costs in the 2015 period compared to the 2014 period are primarily due to the processing of lower grade ore (down 18%) and lower recoveries (down 2.5%).

In the first six months of 2015, Meadowbank produced 179,799 ounces of gold at total cash costs per ounce of $672 on a by-product basis.  In the first six months of 2014 the mine produced 274,605 ounces of gold at total cash costs per ounce of $489 on a by-product basis.  The lower production and higher costs in the 2015 period compared to the previous period was a result of the final high grade ore from the Goose and Portage pits that was mined in the first quarter 2014.

In 2013, approximately 246,000 ounces were removed from mineral reserves at the Vault deposit due to a change in the gold price assumption used to calculate mineral reserves at December 31, 2013.  Given the current US dollar to Canadian dollar foreign exchange rate (which yields favourable revenues and costs in Canadian dollar terms), lower fuel costs, and the growing significance of the Amaruq Project, the Company has decided to proceed with the expansion of the Vault pit.  With the expansion, the Meadowbank mine is now expected to be in production until the third quarter of 2018 (approximately one year longer than originally forecast).  The extension of the Meadowbank mine life is expected to help bridge the production gap between the end of production at Meadowbank and the potential start of production at a satellite operation at Amaruq (not yet approved for construction).

The Meadowbank production profile has been revised to reflect the need for additional waste stripping associated with the pit extension.  The revised production profile is shown below (ounces of gold):

	2015	2016	2017	2018
February 2015 Guidance	400,000	365,000	290,000	na
July 2015 Guidance	400,000	310,000	345,000	130,000

The Meadowbank 2015 guidance for total cash costs per ounce of gold on a by-product basis is unchanged at $656.  Meadowbank’s average annual total cash costs per ounce of gold on a by-product basis for 2016 through 2018 are expected to be approximately $750 to $800.

Including the revised Meadowbank production profile, the Company’s average annual production for 2015 to 2017 is still expected to be approximately 1.6 million ounces.

The 2015 capital budget at Meadowbank has been increased by $27 million to reflect additional costs associated with developing the Vault extension (higher deferred stripping and the purchase of additional mining trucks).

Amaruq Project — Drilling Continues to Infill Whale Tail Zone; Positive Results at Mammoth Lake; Phase Two Exploration Program Underway

Agnico Eagle has a 100% interest in the Amaruq project in Nunavut, northern Canada.  The large property consists of 114,761 hectares of Inuit-owned and federal Crown land, located approximately 50 kilometres northwest of the Meadowbank mine.

The purpose of the 2015 winter and spring exploration program was to infill the Whale Tail zone from surface to 200 metres depth in order to convert inferred to indicated mineral resources at open pit depths, with some additional exploration drill holes as deep as 350 metres and drilling into geophysical (magnetic and electromagnetic) targets in the Mammoth Lake area.  The Company last reported exploration results from this project on June 9, 2015.  As of June 30, the $16-million phase one 2015 drill program was complete with a total of 162 holes (48,081 metres).

Drilling Confirms and Expands Whale Tail Mineralized Zone

To date, the Whale Tail deposit has been defined over at least 1.2 kilometres of strike length between surface and 450 metres depth, suggesting potential for both open pit and underground mining.  The deposit remains open at depth and along strike.

Recent work confirms that Whale Tail consists of multiple lenses of mineralization with a high-grade wide core.  Some of the most significant results include 10.2 g/t gold over 6.8 metres at 109 metres depth and 13.2 g/t gold over 14.3 metres at 133 metres depth (hole AMQ15-249).  Hole AMQ15-236 intersected three lenses between 226 and 276 metres depth including 13.0 g/t gold over 7.1 metres at 276 metres depth.  Hole AMQ15-250 intersected three lenses: 13.9 g/t gold over 11.0 metres at 194 metres depth, 4.8 g/t gold over 6.5 metres at 219 metres depth, and 10.2 g/t gold over 9.8 metres at 279 metres depth.  Hole AMQ15-221 intersected two lenses below 300 metres depth including 7.3 g/t gold over 5.4 metres at 336 metres depth.

The deepest intercept to date on the property is in a structure north of Whale Tail (first described in the June 9, 2015 news release): hole AMQ15-234 intersected 8.8 g/t gold over 6.0 metres at 568 metres depth, almost 200 metres deeper than any previous intercept.  Another intercept that may be associated with the same structure is between the east end of the Whale Tail zone and the R zone, where hole AMQ15-225 intersected 4.9 g/t gold over 3.9 metres at 164 metres depth.  This opens up a new exploration area that could potentially connect the Whale Tail deposit with the IVR deposit.

Positive Results from Initial Drill Holes at Mammoth Lake

The first drill results in the east part of Mammoth Lake area (located west of the Whale Tail zone) show mineralization between 50 and 300 metres depth that appears to connect with the Whale Tail deposit, possibly extending the strike length of the combined mineralization to approximately 2.0 kilometres.  In the extreme east part of Mammoth Lake, 600 metres west of the known Whale Tail zone, hole AMQ15-261 intersected 6.2 g/t gold over 11.3 metres at 74 metres depth.  Two hundred metres farther west, hole AMQ15-246 yielded two intercepts: 2.0 g/t gold over 8.8 metres at 248 metres depth and 6.8 g/t gold over 12.9 metres at 277 metres depth.  As well, hole AMQ15-264 yielded 8.0 g/t gold over 8.4 metres at 195 metres depth.  Another 1,400 metres farther southwest on the west side of Mammoth Lake, hole AMQ15-226 intersected 13.3 g/t gold over 3.0 metres at 162 metres depth.

Recent drill intercepts from the Whale Tail zone and Mammoth Lake area are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  Pierce points are shown on the Whale Tail composite longitudinal section; the Mammoth Lake collar coordinates are given in a second table.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and the Mammoth Lake area, Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ15-191	Mammoth Lake East	73.6	80.0	56	4.0	3.9	3.9
AMQ15-205	Mammoth Lake East	188.0	191.3	150	2.6	6.7	6.7
AMQ15-209A	WT Central	166.2	171.9	142	5.6	15.5	11.5
and	WT Central	247.5	254.5	210	3.5	5.2	5.2
and	WT Deep	295.9	300.0	249	3.2	11.8	11.8
and	WT Deep	308.7	319.5	262	4.6	11.9	11.9
and	WT new structure	365.8	369.5	307	3.4	7.5	7.5
AMQ15-221	WT Deep	367.6	373.2	304	3.9	11.3	11.3
and	WT Deep	405.5	412.0	336	5.4	7.3	7.3

AMQ15-225	WT new structure	195.0	199.0	164	3.9	4.9	4.9
AMQ15-226	Mammoth Lake West	188.9	194.0	162	3.0	13.3	13.3
AMQ15-230	Mammoth Lake East	231.0	236.0	190	4.4	3.4	3.4
and	Mammoth Lake East	252.0	261.0	209	7.1	3.9	3.9
AMQ15-234	WT new structure	664.0	672.5	568	6.0	8.8	8.8
AMQ15-236	WT Deep	263.0	273.7	226	10.3	3.7	3.7
and	WT Deep	306.6	310.4	260	3.1	11.7	11.7
and	WT Deep	322.5	331.2	276	7.1	13.0	13.0
AMQ15-239	Mammoth Lake East	214.9	219.0	175	3.2	6.0	6.0
and		380.8	386.0	312	3.7	3.8	3.8
AMQ15-243	WT Deep	282.0	305.6	245	8.1	11.6	11.6
and	WT Deep	328.0	333.0	275	3.2	4.8	4.8
AMQ15-246	Mammoth Lake East	297.9	310.0	248	8.8	2.0	2.0
and	Mammoth Lake East	328.5	351.1	277	12.9	9.4	6.8
including		328.5	332.8	270	2.5	28.2	14.4
including		345.0	351.1	284	3.5	8.8	8.8
AMQ15-249	WT Central	127.5	135.0	109	6.8	14.7	10.2
and		153.3	168.5	133	14.3	13.2	13.2
AMQ15-250	WT Central	224.7	239.1	194	11.0	37.7	13.9
and	WT Central	254.6	267.6	219	6.5	4.8	4.8
and	WT Deep	323.2	342.9	279	9.8	10.2	10.2
AMQ15-261	Mammoth Lake East	98.2	112.0	74	11.3	6.2	6.2
AMQ15-264	Mammoth Lake East	255.0	264.5	195	8.4	8.0	8.0
AMQ15-267	Mammoth Lake East	85.5	91.0	62	4.8	5.5	5.5

* Holes at Amaruq use a capping factor of 60 g/t gold

Amaruq project’s Mammoth Lake area exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
AMQ15-191	7255007	605562	152	161	-47	171
AMQ15-205	7254862	605216	152	340	-54	285
AMQ15-226	7254428	604097	152	340	-61	267
AMQ15-230	7254792	605379	152	339	-55	471
AMQ15-239	7254774	605310	152	341	-56	438
AMQ15-246	7254778	605448	152	340	-55	564
AMQ15-261	7255062	605620	153	159	-46	182
AMQ15-264	7254755	605357	153	340	-53	330
AMQ15-267	7255074	605702	153	159	-47	267

* Coordinate System UTM Nad 83 zone 14

[Amaruq project local geology map]

[Amaruq project — Whale Tail composite longitudinal section]

In February 2015, the Company announced an initial inferred mineral resource containing 1.5 million ounces of gold (6.6 million tonnes at 7.07 g/t gold) at the Amaruq project, based on drilling from 2013 through October 2014.  An updated Amaruq mineral resource including initial indicated mineral resources is expected later this summer based on the drilling completed through the end of June.

The phase two exploration program, budgeted at approximately $15 million, is now underway.  This program, which is planned to include approximately 50,000 metres of drilling, prospecting, and geochemical sampling (soil, till, and rock), is expected to continue through August 2015.  The main objectives of the phase two program are:

•                  Step out drilling between the Mammoth Lake and Whale Tail areas to try and link the two zones together

•                  Continue drilling in the western part of Mammoth Lake with the objective of defining the extent (size) of this new discovery

•                  Drilling at IVR to test for a potential link with the Whale Tail zone and investigate continuity of mineralization at depth and long strike to the east where field work has identified coincident geophysical and geochemical anomalies

•                  Additional deep drilling at Whale Tail (at a depth of approximately 500 metres below surface)

The Company has also expanded the airborne geophysical (VTEM) coverage on the Amaruq project.  This year an additional 68,044 hectares were surveyed resulting in total coverage of approximately 81,000 hectares (approximately 71% of the Amaruq property).  Data from the VTEM survey is currently being reviewed with the intent of developing additional targets for evaluation.  Studies are ongoing to evaluate the potential to develop the Amaruq deposit as a satellite operation to Meadowbank.

Meliadine Project — Inuit Impact Benefit Agreement Signed and 2015 Budget Increased

The Meliadine gold project was acquired in July 2010 and is the Company’s largest development project based on mineral reserves and mineral resources.  The Company has a 100% interest in the 111,757 hectare property, which is linked to the town of Rankin Inlet in Nunavut by a 25 kilometre all-weather access road.

On July 13, 2015, the Kivalliq Inuit Association (KIA) and Agnico Eagle signed the Inuit Impact Benefit Agreement (IIBA) for the Meliadine gold project.  Through the IIBA both Agnico Eagle and the KIA are intent on ensuring that business opportunities, employment and training opportunities arising from this potential mine will benefit the Inuit of the Kivalliq Region.

The IIBA addresses protection of Inuit values, culture and language, protection of the land, water and wildlife and provides financial compensation to Inuit over the mine life.  In moving forward, Agnico Eagle and the KIA will work toward a rate of 50% Inuit employment.  With the signing of the Meliadine IIBA, the first financial payment from Agnico Eagle to KIA totaling C$1.5 million has been made.

On March 12, 2015, the Company completed and filed with Canadian securities regulators an updated National Instrument 43-101 (“NI 43-101”) technical report on the Meliadine gold project.  The updated technical study was based on extracting only the 3.3 million ounces of gold in proven and probable mineral reserves (13.9 million tonnes of ore at 7.44 g/t gold), which is all contained in the Tiriganiaq and Wesmeg deposits.

The Meliadine property also hosts 3.3 million ounces of measured and indicated mineral resources (20.2 million tonnes at 5.06 g/t gold), and 3.5 million ounces of inferred mineral resources (14.1 million tonnes at 7.65 g/t gold).  In addition, there are numerous other known gold occurrences in the 80 km long greenstone belt that require further evaluation.

Internal studies suggest that if the mine were to be developed there could be considerably more gold available to be added to the mine plan from the Tiriganiaq and Wesmeg/Normeg deposits, which could potentially extend the mine life, improve the project economics, and increase the after-tax internal rate of return (“IRR”).  The Company is currently evaluating potential expanded production scenarios at Meliadine.

At the end of the second quarter 2015, the underground ramp had been advanced by 867 metres, and is now at a depth of approximately 275 metres below surface.  This year’s plan calls for total underground development of approximately 2,500 metres.  This development will allow for more cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg deposits and help to optimize potential mining plans.

The Company is currently studying options and alternatives in Nunavut to capitalize on the large and growing mineral resource base in the region and to maximize value.  In order to keep the Meliadine project on track for a potential late 2019 startup, the 2015 capital budget has been increased by $22 million.  The increased budget will be used to expand the existing surface and underground infrastructure and sealift additional equipment for the 2016 work program.

The timing of future capital expenditures on the Meliadine project beyond 2015 and the determination of whether to build a mine at Meliadine are subject to approval by Agnico Eagle’s Board of Directors, prevailing market conditions and outcomes of the various potential scenarios being evaluated.

SOUTHERN BUSINESS OPERATING REVIEW

At present, Agnico Eagle’s southern business operations are focused in Mexico.  These operations have been the source of growing precious metals production (gold and silver) with stable operating costs since 2009.

Pinos Altos — Strong Performance Driven by Lower Costs and Higher Throughput

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed 5,854 tpd in the second quarter of 2015, compared to 5,513 tpd processed in the second quarter of 2014.  During the second quarter of 2015, approximately 114,800 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 154,200 tonnes in the comparable 2014 period.  Minesite costs per tonne at Pinos Altos were $43 in the second quarter of 2015, slightly lower than the $46 in the second quarter of 2014.  The difference in minesite costs per tonne was largely attributable to variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, currency variations and routine fluctuations in the waste to ore stripping ratio in the open pit mines.

For the first six months of 2015, the Pinos Altos mill processed an average of 5,758 tpd, compared to 5,448 tpd processed in the first six months of 2014.  Approximately 189,200 tonnes of ore were stacked on the Pinos Altos leach pad during the first six months of 2015, compared to 293,300 tonnes in the prior year period.  Minesite costs per tonne were approximately $45 compared to $48 per tonne in the first six months of 2014 with variance due to the proportion of heap leach to mill ore and the proportion of underground ore to open pit, and variations in the proportion of waste to ore mined, and variations in the currency exchange rate.

Payable production in the second quarter of 2015 was 50,647 ounces of gold at a total cash costs per ounce on a by-product basis of $384.  This compares with production of 43,978 ounces at total cash costs per ounce on a by-product basis of $516 in the second quarter of 2014.  Higher production in 2015 is largely due to higher throughput and higher grades processed over the comparable prior year period. The decrease in the year over year total cash costs per ounce is largely due to higher silver production (offset, in part by a decline in realized silver prices) and favourable foreign exchange rates compared to the prior year period.

In the first six months of 2015, Pinos Altos produced 100,753 ounces of gold at total cash costs per ounce of $371 on a by-product basis.  This is in contrast to the first six months of 2014 when the mine produced 89,195 ounces of gold at total cash costs per ounce of $498 on a by-product basis.  The lower cash costs in the first six months of 2015 are primarily due to favourable foreign exchange rates and higher silver production compared to the prior year period of 2014.

Site clearing and geotechnical studies have been completed for the Phase IV heap leach pad at Pinos Altos.  Engineering design work is in progress with completion expected by year-end 2015.

The Pinos Altos shaft sinking project remains on schedule for completion in 2016.  At the end of the second quarter of 2015, the shaft had reached a depth of approximately 573 metres, and development activities had commenced on level 28.  When the shaft is completed, it will allow better matching of the mill capacity with the future mining capacity at Pinos Altos once the open pit mining operation begins to wind down as planned over the next several years.

The Company continues to evaluate a number of regional satellite opportunities.  A 6,000 metre in-fill and conversion drill program on the Sinter deposit is 50% complete with the expectation to add this deposit to the Pinos Altos mine plan beginning in 2020.

Creston Mascota Deposit at Pinos Altos — Improved Ore Stacking in Q2 2015

The Creston Mascota deposit at Pinos Altos has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 608,500 tonnes of ore were stacked on the Creston Mascota leach pad during the second quarter of 2015, compared to approximately 394,800 tonnes stacked in the second quarter of 2014.  In the 2015 period, additional ore was encountered outside the block model, which resulted in more tonnes at lower grades being stacked compared to the 2014 period.  Minesite costs per tonne at Creston Mascota were $11 in the second quarter of 2015, compared to $18 in the second quarter of 2014.  Costs in the 2015 period were lower due to currency fluctuations, a reduced stripping ratio, lower fuel consumption and reduced power requirements compared to the 2014 period.

For the first six months of 2015, approximately 1,135,500 tonnes of ore were stacked on the Creston Mascota leach pad, compared to 773,700 tonnes in the prior year period.

For the first six months of 2015, mine site costs per tonne at Creston Mascota were $11, compared to $18 per tonne in the first six months of 2014.  Costs were lower in the 2015 period due to the reasons outlined above.

Payable gold production at Creston Mascota in the second quarter of 2015 was 15,606 ounces at a total cash costs per ounce on a by-product basis of $402.  This compares to 11,159 ounces at a total cash costs per ounce on a by-product basis of $613 during the second quarter of 2014.  Production was higher in the 2015 period due to more tonnes stacked, compared to the 2014 period.  Cash costs were lower in the 2015 period based on lower minesite costs per tonne (see above), increased production and a favourable foreign exchange rate compared to the 2014 period.

Payable gold production for the first six months of 2015 was 28,054 ounces at a total cash costs per ounce of $421 on a by-product basis.  This compares to 21,476 ounces at a total cash costs per ounce of $606 on a by-product basis in the first six months of 2014.  The higher production and lower costs in the 2015 period are due to the reasons outlined above.

In April 2015, higher grade mineralization was encountered at the bottom of the pit and outside the Creston Mascota block model.  Additional drilling is in progress to test for continuity of this mineralization, and results are currently being compiled.  In the second half of 2015, a 3,500 metre infill and conversion drill program is planned on the Bravo satellite zone which would offer the potential to extend the Creston Mascota mine life.

La India — Gold Production Exceeds Design Expectation as Growth Studies Continue

The La India mine property in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources, which held a 56,000 hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter of 2013 and commercial production was declared as of February 1, 2014.

Approximately 1,359,500 tonnes of ore were stacked on the La India leach pad during the second quarter of 2015, compared to approximately 1,137,500 tonnes stacked in the second quarter of 2014. Minesite costs per tonne at La India were $9 in the second quarter of 2015, compared to the $8 in the second quarter of 2014. Tonnage variation reflects the ramp up to design capacity and the increased minesite costs reflect normal variations in waste/ore stripping ratio.

In the first six months of 2015, approximately 2,738,000 tonnes of ore were stacked on the La India leach pad, compared to approximately 2,156,400 stacked in the first six months of 2014.  Minesite costs per tonne at La India were $9 in the first six months of 2015, compared to the $7 in the first six months of 2014.  The higher production and costs in the 2015 period are due to the reasons outlined above.

Payable gold production at La India in the second quarter of 2015 was 25,803 ounces at total cash costs per ounce of $410 on a by-product basis were.  Production in the second quarter of 2014 was 17,809 ounces at a total cash costs per ounce on a by-product basis of $443.  Total cash costs in the 2015 period were favourably impacted by higher production volumes and favourable foreign exchange rates.

For the first six months of 2015, La India produced 52,326 ounces of gold at total cash costs per ounce of $414 on a by-product basis.  This compares to 28,017 ounces at a total cash costs per ounce of $437 on a by-product basis in the first six months of 2014.

During the quarter, approximately 40% of the earthworks had been completed on the second phase leach pad.  An additional contractor is being used to expedite the process.  This leach pad expansion will provide the capacity for the current planned life-of-mine production at La India and approximately 5.0 million tonnes of additional stacking.  Construction of the Main Zone haul road is 65% complete, with work expected to be finished late in the third quarter of 2015.

Block model reconciliation remains favourable.  Infill drilling and technical evaluations are underway to develop a more predictive model.  Drilling is expected to be completed later this fall, and the information is expected to be incorporated into the year-end 2015 mineral reserve and mineral resource estimates.

A re-logging program has been completed on holes drilled between 2004 and 2011 on the Main Zone and the La India Zone.  This resulted in the delineation of new geological domains containing gold bearing sulphide mineralization.  Preliminary metallurgical testing of this material indicates that some transition and sulphide mineralization at La India may be heap leachable.  Follow-up work is in progress with the potential to reassign some of the sulphide mineral inventory back into the mineral resource category.

El Barqueno — Soltoro Acquisition Further Consolidates Land Position, Drilling Continues with a Focus on Resource Delineation

The El Barqueno property in Jalisco State, Mexico now covers a land position of 41,112 hectares.  Exploration by previous operators outlined several mineralized zones through surface exploration and diamond drilling, which in comparison is larger than the strike length of the mineralized systems at both the La India and Pinos Altos properties combined.

In early June 2015, Agnico Eagle completed the acquisition of Soltoro Ltd., which added more than 30,000 hectares of property in the Barqueno district in Jalisco state, including the El Rayo silver-gold project and the El Tecolote property that are contiguous with and to the east of Agnico Eagle’s El Barqueno property.

The Company believes that the El Barqueno and surrounding properties have the potential to host significant gold-silver mineralization that could be developed as a combination open pit and underground mine with heap leach and/or mill processing facilities.

In the second quarter of 2015, 60 holes totaling approximately 12,714 metres were drilled at El Barqueno.  Work primarily focused on the Pena de Oro, Azteca-Zapoteca and Angostura zones.

At Pena de Oro, drilling has been on 80 metre by 80 metre centres along a one kilometre strike length.  The mineralization shows good continuity and remains open along strike and at depth.  At Azteca-Zapoteca, mineralization extends for over one kilometre along strike and is also open at depth and along strike.  The Company last reported results from these target areas on June 9, 2015, and additional results from these zones are expected to be released in the third quarter of 2015.

The initial 2015 drill program was completed in June and a supplemental program has been approved to infill the mineralized areas as well as to test extensions to the known mineralization.  Metallurgical and mineralogical studies have been commissioned to further increase the understanding of the mineral resource potential.

An inferred/indicated mineral resource is expected to be completed by the end of the year for the Peña de Oro and Azteca-Zapoteca areas to open-pit mineable depths (surface to 200 metres depth).  The Angostura prospect is also being studied for a potential inferred mineral resource estimate by year-end.

An additional 10,000-metre reconnaissance drill program is being proposed to commence in the third quarter of the year.  The program will be designed to test other new high-priority targets outside the main deposits such as the Zapote, Poncho East and West, Esperanza and Falco areas defined last year and earlier this year using prospecting, geological mapping and sampling, and geochemical (stream sediment and soil surveys) and geophysical (magnetic, radiometrics, and electromagnetic) surveys.

Dividend Record and Payment Dates for the Third Quarter of 2015

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.08 per common share, payable on September 15, 2015 to shareholders of record as of September 1, 2015.  Agnico Eagle has declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2015

Record Date	Payment Date
December 1	December 15

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment program. Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including ‘‘total cash costs per ounce’’ and ‘‘minesite costs per tonne’’, “all-in sustaining costs per ounce” and “adjusted net income” that are not recognized measures under IFRS.  These data may not be comparable to data presented by other gold producers.  For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS and for an explanation of how management uses these measures, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.  All-in sustaining costs are used to show the full cost of gold production from current operations.  The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.  Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates, and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 29, 2015.  Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this document, the words “anticipate”, “estimate”, “expect”, “forecast”, “planned”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, production, total cash costs per ounce, minesite costs per tonne, all-in sustaining costs and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, and projected exploration expenditures, including costs and other estimates upon which such projections are based; estimates of depreciation expense, general and administrative expense and tax rates; the impact of maintenance shutdowns; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2104 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms “measured mineral resources” and “indicated mineral resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Northern Business operations has been approved by Christian Provencher, Ing., Vice-President, Canada and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to exploration has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development.  Mr. Doucet is a designated Ing. with the Ordredes ingénieurs du Québec and a qualified person as defined by NI 43-101.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral resource and reserve mineral estimates in accordance with the CIM guidelines for the estimation, classification and reporting of mineral resources and mineral reserves in accordance with the Canadian securities regulatory authorities’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.  The assumptions used for the mineral reserves estimates at all mines and advanced projects as of December 31, 2014 (other than the Canadian Malartic mine), reported by the Company on February 11, 2015, are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

For the mineral reserves estimate at the Canadian Malartic mine, the Company has decided to continue to report the mineral reserves estimated as of June 15, 2014, reported by the Company in a news release dated August 13, 2014, minus the production to the end of 2014.  The assumptions used were $1,300 per ounce gold, a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit), and a C$/US$ exchange rate of 1.10.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven” mineral reserves, “probable” mineral reserves, “measured” mineral resources, “indicated” mineral resources and “inferred” mineral resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Swanson, Quebec, Canada
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Akasaba, Quebec, Canada
Amaruq, Nunavut, Canada
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake project), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company’s AIF and Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Operating margin(i) by mine:
Northern Business
LaRonde mine	$32,799	$26,402	$62,813	$71,826
Lapa mine	11,351	9,050	26,038	24,391
Goldex mine	15,525	13,283	34,778	22,809
Meadowbank mine	49,600	88,727	96,177	212,687
Canadian Malartic mine(ii)	44,737	3,669	79,456	3,668
Kittila mine	16,145	14,184	43,560	33,186
Southern Business
Pinos Altos mine	44,538	33,417	79,190	72,482
Creston Mascota deposit at Pinos Altos	12,968	7,428	21,377	15,143
La India mine(iii)	18,834	12,978	39,424	26,647
Total operating margin(i)	246,497	209,138	482,813	482,839
Amortization of property, plant and mine development	157,615	93,656	293,512	177,137
Exploration, corporate and other	67,973	81,665	111,679	125,167
Income before income and mining taxes	20,909	33,817	77,622	180,535
Income and mining taxes expense	10,826	11,659	38,796	61,232
Net income for the period	$10,083	$22,158	$38,826	$119,303
Net income per share — basic (US$)	$0.05	$0.12	$0.18	$0.66
Net income per share — diluted (US$)	$0.05	$0.12	$0.18	$0.66
Cash flows:
Cash provided by operating activities	$188,349	$182,728	$331,804	$433,124
Cash used in investing activities	$(104,476)	$(488,543)	$(158,368)	$(596,831)
Cash provided by (used in) financing activities	$(64,514)	$381,951	$(187,696)	$283,864
Realized prices (US$):
Gold (per ounce)	$1,196	$1,291	$1,199	$1,300
Silver (per ounce)	$16.41	$19.45	$16.68	$20.06
Zinc (per tonne)	$2,231	$2,142	$2,130	$2,096
Copper (per tonne)	$6,274	$6,893	$5,656	$6,594
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	64,007	48,494	122,900	107,846
Lapa mine	19,450	18,821	45,370	42,230
Goldex mine	26,462	23,929	55,712	43,359
Meadowbank mine	91,276	118,161	179,799	274,605
Canadian Malartic mine(ii)	68,441	11,878	136,334	11,878
Kittila mine	41,986	31,830	86,640	70,382
Southern Business
Pinos Altos mine	50,647	43,978	100,753	89,195
Creston Mascota deposit at Pinos Altos	15,606	11,159	28,054	21,476
La India mine(iii)	25,803	17,809	52,326	31,509
Total gold (ounces)	403,678	326,059	807,888	692,480
Silver (thousands of ounces):
Northern Business
LaRonde mine	201	345	398	694
Lapa mine	1	—	1	—
Meadowbank mine	57	25	153	51
Canadian Malartic mine(ii)	69	10	141	10
Kittila mine	2	1	5	3
Southern Business
Pinos Altos mine	576	422	1,139	882
Creston Mascota deposit at Pinos Altos	37	18	69	34
La India mine(iii)	72	40	141	67
Total Silver (thousands of ounces)	1,015	861	2,047	1,741
Zinc (tonnes)	827	3,793	1,763	5,853
Copper (tonnes)	1,133	1,058	2,300	2,612

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	59,376	48,115	120,319	106,215
Lapa mine	20,771	18,162	44,268	41,613
Goldex mine	27,306	22,255	55,213	41,862
Meadowbank mine	96,870	118,176	181,649	265,678
Canadian Malartic mine(ii)(v)	67,522	16,377	126,783	16,377
Kittila mine	39,385	31,519	88,366	68,948
Southern Business
Pinos Altos mine	54,402	43,058	95,835	89,868
Creston Mascota deposit at Pinos Altos	16,537	10,737	27,936	20,965
La India mine(iii)	23,803	15,025	50,701	29,657
Total gold (ounces)	405,972	323,424	791,070	681,183
Silver (thousands of ounces):
Northern Business
LaRonde mine	225	322	429	662
Meadowbank mine	59	24	157	52
Canadian Malartic mine(ii)(v)	80	15	134	15
Kittila mine	2	1	5	3
Southern Business
Pinos Altos mine	616	430	1,062	937
Creston Mascota deposit at Pinos Altos	48	18	68	32
La India mine(iii)	76	34	139	60
Total Silver (thousands of ounces):	1,106	844	1,994	1,761
Zinc (tonnes)	733	2,458	1,997	4,131
Copper (tonnes)	1,131	1,074	2,291	2,616

Total cash costs per ounce of gold produced - Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$811	$1,185	$850	$1,050
Lapa mine	679	832	616	738
Goldex mine	633	671	585	712
Meadowbank mine	699	567	686	493
Canadian Malartic mine(ii)	626	641	638	641
Kittila mine	777	863	728	826
Southern Business
Pinos Altos mine	570	702	559	698
Creston Mascota deposit at Pinos Altos	441	646	462	639
La India mine(iii)	456	489	458	488
Weighted average total cash costs per ounce of gold produced	$666	$730	$658	$676

Total cash costs per ounce of gold produced - By-product basis (US$)(vi):
Northern Business
LaRonde mine	$613	$732	$656	$645
Lapa mine	678	832	615	738
Goldex mine	633	670	585	711
Meadowbank mine	688	563	672	489
Canadian Malartic mine(ii)	609	613	621	613
Kittila mine	776	862	727	825
Southern Business
Pinos Altos mine	384	516	371	498
Creston Mascota deposit at Pinos Altos	402	613	421	606
La India mine(iii)	410	443	414	437
Weighted average total cash costs per ounce of gold produced	$601	$631	$595	$582

Notes:

(i)                                     Operating margin is calculated as revenues from mining operations less production costs.

(ii)                                  On June 16, 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) jointly acquired 100.0% of Osisko by way of the plan of arrangement (the “Arrangement”).  As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iii)                               The La India mine achieved commercial production on February 1, 2014.

(iv)                              Payable production (a non-GAAP financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)                                 The Canadian Malartic mine’s payable metal sold excludes quantities of gold reflecting the 5.0% net smelter royaltygranted to Osisko Gold Royalties Ltd., in connection with the Arrangement.

(vi)                              Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at June 30,	As at December 31,
	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$158,331	$177,537
Short-term investments	5,669	4,621
Restricted cash	19,939	33,122
Trade receivables	61,195	59,716
Inventories	439,875	446,660
Income taxes recoverable	11,838	1,658
Available-for-sale securities	46,029	56,468
Fair value of derivative financial instruments	899	4,877
Other current assets	146,529	123,401
Total current assets	890,304	908,060
Non-current assets:
Restricted cash	19,436	20,899
Goodwill	696,809	696,809
Property, plant and mine development	5,120,069	5,155,865
Other assets	23,197	27,622
Total assets	$6,749,815	$6,809,255
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$232,674	$209,906
Reclamation provision	7,666	6,769
Interest payable	13,611	13,816
Income taxes payable	18,488	19,328
Finance lease obligations	15,218	22,142
Current portion of long-term debt	16,033	52,182
Fair value of derivative financial instruments	12,796	8,249
Total current liabilities	316,486	332,392
Non-current liabilities:
Long-term debt	1,180,326	1,322,461
Reclamation provision	246,572	249,917
Deferred income and mining tax liabilities	802,261	797,192
Other liabilities	44,401	38,803
Total liabilities	2,590,046	2,740,765
EQUITY
Common shares:
Outstanding - 217,377,496 common shares issued, less 344,510 shares held in trust	4,685,089	4,599,788
Stock options	209,529	200,830
Contributed surplus	37,254	37,254
Deficit	(775,073)	(779,382)
Accumulated other comprehensive income	2,970	10,000
Total equity	4,159,769	4,068,490
Total liabilities and equity	$6,749,815	$6,809,255

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

REVENUES
Revenues from mining operations	$510,109	$438,521	$993,705	$930,288

COSTS, EXPENSES AND OTHER INCOME
Production (i)	263,612	229,383	510,892	447,449
Exploration and corporate development	30,616	11,627	47,267	21,045
Amortization of property, plant and mine development	157,615	93,656	293,512	177,137
General and administrative	23,572	41,515	48,793	67,785
Impairment loss on available-for-sale securities	345	2,419	1,030	2,419
Finance costs	17,955	17,259	37,667	34,397
Gain on derivative financial instruments	(8,836)	(518)	(260)	(4,264)
Gain on sale of available-for-sale securities	(2,675)	(5,016)	(23,724)	(5,289)
Environmental remediation	(141)	501	288	673
Foreign currency translation loss (gain)	4,779	6,568	(6,911)	1,509
Other expenses	2,358	7,310	7,529	6,892
Income before income and mining taxes	20,909	33,817	77,622	180,535
Income and mining taxes expense	10,826	11,659	38,796	61,232
Net income for the period	$10,083	$22,158	$38,826	$119,303

Net income per share - basic	$0.05	$0.12	$0.18	$0.66
Net income per share - diluted	$0.05	$0.12	$0.18	$0.66

Weighted average number of common shares outstanding (in thousands):
Basic	215,426	185,718	214,996	179,845
Diluted	216,722	186,426	216,186	180,426

(i)                                     Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

OPERATING ACTIVITIES
Net income for the period	$10,083	$22,158	$38,826	$119,303
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	157,615	93,656	293,512	177,137
Deferred income and mining taxes	(13,680)	(757)	5,620	19,207
Gain on sale of available-for-sale securities	(2,675)	(5,016)	(23,724)	(5,289)
Stock-based compensation	8,131	9,872	19,849	22,480
Impairment loss on available-for-sale securities	345	2,419	1,030	2,419
Foreign currency translation loss (gain)	4,779	6,568	(6,911)	1,509
Other	(11,403)	7,681	2,133	7,906
Adjustment for settlement of reclamation provision	(407)	(101)	(709)	(1,035)
Changes in non-cash working capital balances:
Trade receivables	22	15,364	(1,462)	8,253
Income taxes	13,043	(1,227)	(11,020)	20,520
Inventories	11,623	6,432	22,035	29,903
Other current assets	(18,186)	(20,325)	(23,023)	(4,805)
Accounts payable and accrued liabilities	36,435	53,161	15,853	35,756
Interest payable	(7,376)	(7,157)	(205)	(140)
Cash provided by operating activities	188,349	182,728	331,804	433,124

INVESTING ACTIVITIES
Additions to property, plant and mine development	(111,511)	(115,157)	(194,398)	(216,617)
Acquisitions, net of cash and cash equivalents acquired	(5,983)	(403,509)	(12,983)	(403,509)
Net purchases of short-term investments	(947)	(2,004)	(1,048)	(2,004)
Net proceeds from sale of available-for-sale securities and warrants	18,643	39,529	56,311	40,142
Purchase of available-for-sale securities and warrants	(14,158)	—	(19,433)	(13,385)
Decrease (increase) in restricted cash	9,480	(7,402)	13,183	(1,458)
Cash used in investing activities	(104,476)	(488,543)	(158,368)	(596,831)

FINANCING ACTIVITIES
Dividends paid	(14,423)	(12,940)	(29,198)	(24,913)
Repayment of finance lease obligations	(5,039)	(2,442)	(13,444)	(6,694)
Sale-leaseback financing	—	—	—	1,027
Proceeds from long-term debt	75,000	730,000	75,000	730,000
Repayment of long-term debt	(126,086)	(343,933)	(226,086)	(423,933)
Repurchase of common shares for restricted share unit plan	(1,257)	—	(11,899)	(7,518)
Proceeds on exercise of stock options	4,735	8,471	12,958	10,456
Common shares issued	2,556	2,795	4,973	5,439
Cash (used in) provided by financing activities	(64,514)	381,951	(187,696)	283,864
Effect of exchange rate changes on cash and cash equivalents	966	1,658	(4,946)	311
Net increase (decrease) in cash and cash equivalents during the period	20,325	77,794	(19,206)	120,468
Cash and cash equivalents, beginning of period	138,006	181,775	177,537	139,101
Cash and cash equivalents, end of period	$158,331	$259,569	$158,331	$259,569

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs per the consolidated statements of income (loss) and comprehensive income (loss)	$263,612	$229,383	$510,892	$447,449

LaRonde mine	45,133	46,758	90,999	94,037
Lapa mine	13,656	14,356	27,641	29,706
Goldex mine	16,913	15,419	31,780	31,264
Meadowbank mine	66,888	63,808	123,983	130,888
Canadian Malartic mine(i)	42,185	18,333	83,371	18,333
Kittila mine	30,777	26,925	62,776	56,384
Pinos Altos mine	29,768	29,940	53,979	61,359
Creston Mascota deposit at Pinos Altos	7,501	6,809	13,107	12,633
La India mine(ii)	10,791	7,035	23,256	12,845
Total	$263,612	$229,383	$510,892	$447,449

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$45,133	$46,758	$90,999	$94,037
Adjustments:
Inventory and other adjustments(v)	6,786	10,701	13,464	19,164
Cash operating costs (co-product basis)	$51,919	$57,459	$104,463	$113,201
By-product metal revenues	(12,701)	(21,947)	(23,835)	(43,645)
Cash operating costs (by-product basis)	$39,218	$35,512	$80,628	$69,556
Gold production (ounces)	64,007	48,494	122,900	107,846
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$811	$1,185	$850	$1,050
By-product basis	$613	$732	$656	$645

LaRonde Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
Production costs	$45,133		$46,758		$90,999		$94,037
Inventory and other adjustments(vi)	854		2,666		1,719		3,814
Minesite operating costs	$45,987		$49,424		$92,718		$97,851
Minesite operating costs (thousands of C$)	C$	56,474	C$	53,898	C$	114,263	C$	107,342
Tonnes of ore milled (thousands of tonnes)		568		564		1,126		1,121
Minesite costs per tonne (C$)(iv)	C$	99	C$	96	C$	101	C$	96

Lapa Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$13,656	$14,356	$27,641	$29,706
Adjustments:
Inventory and other adjustments(v)	(459)	1,307	290	1,467
Cash operating costs (co-product basis)	$13,197	$15,663	$27,931	$31,173
By-product metal revenues	(1)	(1)	(18)	(3)
Cash operating costs (by-product basis)	$13,196	$15,662	$27,913	$31,170
Gold production (ounces)	19,450	18,821	45,370	42,230
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$679	$832	$616	$738
By-product basis	$678	$832	$615	$738

Lapa Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
Production costs	$13,656		$14,356		$27,641		$29,706
Inventory and other adjustments(vi)	(658)		1,340		(109)		1,458
Minesite operating costs	$12,998		$15,696		$27,532		$31,164
Minesite operating costs (thousands of C$)	C$	15,919	C$	17,117	C$	33,996	C$	34,187
Tonnes of ore milled (thousands of tonnes)		126		163		278		320
Minesite costs per tonne (C$)(iv)	C$	126	C$	105	C$	122	C$	107

Goldex Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$16,913	$15,419	$31,780	$31,264
Adjustments:
Inventory and other adjustments(v)	(163)	626	810	(411)
Cash operating costs (co-product basis)	$16,750	$16,045	$32,590	$30,853
By-product metal revenues	(5)	(5)	(13)	(11)
Cash operating costs (by-product basis)	$16,745	$16,040	$32,577	$30,842
Gold production (ounces)	26,462	23,929	55,712	43,359
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$633	$671	$585	$712
By-product basis	$633	$670	$585	$711

Goldex Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
Production costs	$16,913		$15,419		$31,780		$31,264
Inventory and other adjustments(vi)	(328)		686		432		(332)
Minesite operating costs	$16,585		$16,105		$32,212		$30,932
Minesite operating costs (thousands of C$)	C$	20,318	C$	17,563	C$	39,635	C$	33,932
Tonnes of ore milled (thousands of tonnes)		604		518		1,171		1,003
Minesite costs per tonne (C$)(iv)	C$	34	C$	34	C$	34	C$	34

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$66,888	$63,808	$123,983	$130,888
Adjustments:
Inventory and other adjustments(v)	(3,094)	3,168	(554)	4,479
Cash operating costs (co-product basis)	$63,794	$66,976	$123,429	$135,367
By-product metal revenues	(978)	(493)	(2,667)	(1,045)
Cash operating costs (by-product basis)	$62,816	$66,483	$120,762	$134,322
Gold production (ounces)	91,276	118,161	179,799	274,605
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$699	$567	$686	$493
By-product basis	$688	$563	$672	$489

Meadowbank Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
Production costs	$66,888		$63,808		$123,983		$130,888
Inventory and other adjustments(vi)	(3,768)		3,551		(2,074)		4,939
Minesite operating costs	$63,120		$67,359		$121,909		$135,827
Minesite operating costs (thousands of C$)	C$	75,290	C$	73,457	C$	145,917	C$	149,002
Tonnes of ore milled (thousands of tonnes)		1,019		1,051		2,010		2,045
Minesite costs per tonne (C$)(iv)	C$	74	C$	70	C$	73	C$	73

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced (i)(iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$42,185	$18,333	$83,371	$18,333
Adjustments:
Inventory and other adjustments(v)	688	(10,721)	3,554	(10,721)
Cash operating costs (co-product basis)	$42,873	$7,612	$86,925	$7,612
By-product metal revenues	(1,177)	(329)	(2,319)	(329)
Cash operating costs (by-product basis)	$41,696	$7,283	$84,606	$7,283
Gold production (ounces)	68,441	11,878	136,334	11,878
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$626	$641	$638	$641
By-product basis	$609	$613	$621	$613

Canadian Malartic Mine - Minesite Costs per Tonne (i)(iv)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
Production costs	$42,185		$18,333		$83,371		$18,333
Inventory and other adjustments(vi)	48		(10,754)		1,733		(10,754)
Minesite operating costs	$42,233		$7,579		$85,104		$7,579
Minesite operating costs (thousands of C$)	C$	51,937	C$	8,160	C$	105,126	C$	8,160
Tonnes of ore milled (thousands of tonnes)		2,307		398		4,647		398
Minesite costs per tonne (C$)(iv)	C$	23	C$	21	C$	23	C$	21

Kittila Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$30,777	$26,925	$62,776	$56,384
Adjustments:
Inventory and other adjustments(v)	1,855	529	312	1,762
Cash operating costs (co-product basis)	$32,632	$27,454	$63,088	$58,146
By-product metal revenues	(38)	(24)	(73)	(61)
Cash operating costs (by-product basis)	$32,594	$27,430	$63,015	$58,085
Gold production (ounces)	41,986	31,830	86,640	70,382
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$777	$863	$728	$826
By-product basis	$776	$862	$727	$825

Kittila Mine - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$30,777	$26,925	$62,776	$56,384
Inventory and other adjustments(vi)	1,858	414	199	1,496
Minesite operating costs	$32,635	$27,339	$62,975	$57,880
Minesite operating costs (thousands of €)	€28,296	€19,939	€55,010	€42,236
Tonnes of ore milled (thousands of tonnes)	379	247	725	555
Minesite costs per tonne (€)(iv)	€75	€81	€76	€76

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$29,768	$29,940	$53,979	$61,359
Adjustments:
Inventory and other adjustments(v)	(892)	913	2,353	911
Cash operating costs (co-product basis)	$28,876	$30,853	$56,332	$62,270
By-product metal revenues	(9,404)	(8,165)	(18,978)	(17,885)
Cash operating costs (by-product basis)	$19,472	$22,688	$37,354	$44,385
Gold production (ounces)	50,647	43,978	100,753	89,195
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$570	$702	$559	$698
By-product basis	$384	$516	$371	$498

Pinos Altos Mine - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$29,768	$29,940	$53,979	$61,359
Inventory and other adjustments(vi)	(1,732)	466	948	(96)
Minesite operating costs	$28,036	$30,406	$54,927	$61,263
Tonnes of ore processed (thousands of tonnes)	648	656	1,231	1,279
Minesite costs per tonne (US$)(iv)	$43	$46	$45	$48

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$7,501	$6,809	$13,107	$12,633
Adjustments:
Inventory and other adjustments(v)	(611)	403	(143)	1,084
Cash operating costs (co-product basis)	$6,890	$7,212	$12,964	$13,717
By-product metal revenues	(611)	(376)	(1,158)	(710)
Cash operating costs (by-product basis)	$6,279	$6,836	$11,806	$13,007
Gold production (ounces)	15,606	11,159	28,054	21,476
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$441	$646	$462	$639
By-product basis	$402	$613	$421	$606

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$7,501	$6,809	$13,107	$12,633
Inventory and other adjustments(vi)	(691)	336	(292)	918
Minesite operating costs	$6,810	$7,145	$12,815	$13,551
Tonnes of ore processed (thousands of tonnes)	609	395	1,135	774
Minesite costs per tonne (US$)(iv)	$11	$18	$11	$18

La India Mine - Total Cash Costs per Ounce of Gold Produced (ii)(iii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$10,791	$7,035	$23,256	$12,845
Adjustments:
Inventory and other adjustments(v)	963	1,676	718	816
Cash operating costs (co-product basis)	$11,754	$8,711	$23,974	$13,661
By-product metal revenues	(1,179)	(830)	(2,311)	(1,429)
Cash operating costs (by-product basis)	$10,575	$7,881	$21,663	$12,232
Gold production (ounces)	25,803	17,809	52,326	28,017
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$456	$489	$458	$488
By-product basis	$410	$443	$414	$437

La India Mine - Minesite Costs per Tonne(ii)(iv)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs	$10,791	$7,035	$23,256	$12,845
Inventory and other adjustments(vi)	771	1,518	362	578
Minesite operating costs	$11,562	$8,553	$23,618	$13,423
Tonnes of ore processed (thousands of tonnes)	1,360	1,138	2,738	1,825
Minesite costs per tonne (US$)(iv)	$9	$8	$9	$7

Notes:

(i)                                     On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(ii)                                  The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(iii)                             Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)                            Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)                               Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)                            This inventory and other adjustment reflects production costs associated with unsold concentrates.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(United States dollars per ounce of gold produced, except where noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)
	$263,612	$229,383	$510,892	$447,449
Adjusted Gold production (ounces)(i)	403,678	326,059	807,888	688,988
Production costs per ounce of adjusted gold production(i)	$653	$704	$632	$649
Adjustments:
Inventory and other adjustments(ii)	13	26	26	27
Total cash costs per ounce of gold produced (co-product basis)(iii)	$666	$730	$658	$676
Byproduct metal revenues	(65)	(99)	(63)	(94)
Total cash costs per ounce of gold produced (by-product basis)(iii)	$601	$631	$595	$582
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	203	241	177	207
General and administrative expenses (including stock options)	58	127	60	98
Non-cash reclamation provision and other	2	4	3	3
All-in sustaining costs per ounce of gold produced (by-product basis)	$864	$1,003	$835	$890
Byproduct metal revenues	65	99	63	94
All-in sustaining costs per ounce of gold produced (co-product basis)	$929	$1,102	$898	$984

Notes:

(i)                                       The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(ii)                                    Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iii)                                 Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.